SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cellular Dynamics International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

15117V109
(CUSIP Number)

Thomas M. Palay
Cellular Dynamics International, Inc.
525 Science Drive
Madison, Wisconsin 53711
(608) 310-5100

Copy to:
Dennis F. Connolly
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI  53202
   (414) 273-3500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Tactics II Ventures Limited Partnership

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

Not applicable

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

0

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

0%1

14)

Type of Reporting Person

PN

____________________

1 This calculation is based on 15,757,613 shares of common stock, $0.0001 par value per share (“Common Stock”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Issuer”) outstanding as of November 12, 2013, as reported in the quarterly report on Form 10-Q the quarterly period ended September 30, 2013.

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Tactics II Stem Cell Ventures (QP) LP

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

Not applicable

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

0

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

0%2

14)

Type of Reporting Person

PN

_________________________

2 This calculation is based on 15,757,613 shares of Common Stock of the Issuer outstanding as of November 12, 2013, as reported in the quarterly report on Form 10-Q the quarterly period ended September 30, 2013.

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Tactics II-CDI Series B Investors, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

Not applicable

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	226
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	226
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

226

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

0.001%3

14)

Type of Reporting Person

OO

_________________________

3 This calculation is based on 15,757,613 shares of Common Stock of the Issuer outstanding as of November 12, 2013, as reported in the quarterly report on Form 10-Q the quarterly period ended September 30, 2013.

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Tactics II-CDI Series B Investors II, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

Not applicable

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	211
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	211
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

211

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

0.001%4

14)

Type of Reporting Person

OO

_________________________

4 This calculation is based on 15,757,613 shares of Common Stock of the Issuer outstanding as of November 12, 2013, as reported in the quarterly report on Form 10-Q the quarterly period ended September 30, 2013.

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Tactics II-CDI Series B Investors III, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

Not applicable

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	202
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	202
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

202

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

0.001%5

14)

Type of Reporting Person

OO

_________________________

5 This calculation is based on 15,757,613 shares of Common Stock of the Issuer outstanding as of November 12, 2013, as reported in the quarterly report on Form 10-Q the quarterly period ended September 30, 2013.

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Robert J. Palay

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO:  Client Funds

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	365,386
8)	Shared Voting Power	684,805
9)	Sole Dispositive Power:	365,386
10)	Shared Dispositive Power:	684,805

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,050,191

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

6.5%6

14)

Type of Reporting Person

IN

_________________________

6 This calculation is based on 15,757,613 shares of Common Stock of the Issuer outstanding as of November 12, 2013, as reported in the quarterly report on Form 10-Q the quarterly period ended September 30, 2013.

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Thomas M. Palay

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO:  Client Funds

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	365,386
8)	Shared Voting Power	684,805
9)	Sole Dispositive Power:	365,386
10)	Shared Dispositive Power:	684,805

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,050,191

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

6.5%7

14)

Type of Reporting Person

IN

_________________________

7 This calculation is based on 15,757,613 shares of Common Stock of the Issuer outstanding as of November 12, 2013, as reported in the quarterly report on Form 10-Q the quarterly period ended September 30, 2013.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed on August 12, 2013 (the “Original Filing”).

This Amendment No. 1 is being filed to report a change in beneficial ownership of shares of Common Stock of the Issuer by the Reporting Persons (as defined below) as a result of liquidating distributions (each, a “Distribution”) from Tactics II Ventures Limited Partnership, Tactics II Stem Cell Ventures (QP) LP, Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC (the “Reporting Tactics Entities”), Tactics II Stem Call Ventures LP (together with the Reporting Tactics Entities, the “Tactics Entities”) and their respective general partners and managers.  The Distributions by the Tactics Entities were made pursuant to previously disclosed plans adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, each dated as of July 30, 2013 (each, a “Distribution Plan”).

Pursuant to each Distribution Plan, the manager or general partner, as applicable, of each Tactics Entity irrevocably agreed to cause all of the shares of Common Stock of the Issuer held by the Tactics Entity to be distributed to the members or limited partners, as applicable, of the Tactics Entity in accordance with their beneficial interest therein under the applicable Limited Partnership Agreement or Operating Agreement of the Tactics Entity.  In accordance with the Distribution Plans, the distributions were made on January 21, 2014, following the expiration date of the lock-up agreements between J.P. Morgan Securities LLC and each Tactics Entity, each dated as of June 17, 2013.

Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended.

This Amendment No. 1 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by the Reporting Tactics Entities, Robert J. Palay and Thomas M. Palay (the “Reporting Persons”).

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is hereby supplemented as follows:

As of January 21, 2014, as a result of the Distributions pursuant to the Distribution Plans, Tactics II Ventures Limited Partnership and Tactics II Stem Cell Ventures (QP) LP no longer hold any shares of Common Stock, and Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC each ceased to be beneficial owners of more than five percent of the shares of Common Stock.

As of January 21, 2014, in addition to the warrants referred to in Item 5, Mr. Robert J. Palay and Dr. Thomas M. Palay each have shared voting and dispositive power over 642,499 shares of Common Stock (the “Distributed Shares”) as a result of the Distributions pursuant to the Distribution Plans.  No consideration was paid for these shares of Common Stock in connection with the Distributions.

Item 4.  Purpose of Transaction

Item 4 of the Original Filing is hereby supplemented as follows:

As described in Item 3, on January 21, 2014, the Tactics Entities made Distributions pursuant to the Distribution Plans, and as a result as of January 21, 2013 none of the Reporting Tactics Entities beneficially owns more than five percent of the shares of Common Stock.

As of January 21, 2014, in addition to the warrants referred to in Item 5, Mr. Robert J. Palay and Dr. Thomas M. Palay each have shared voting and dispositive power over the Distributed Shares as a result of the Distributions pursuant to the Distribution Plans.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Filing is hereby amended and restated as follows:

(a), (b)

Based upon the Issuer’s quarterly report on Form 10-Q the quarterly period ended September 30, 2013, there were 15,757,613 shares of Common Stock outstanding as of November 12, 2013.

Each of Mr. Robert J. Palay and Dr. Thomas M. Palay has, along with the other such reporting person, shared voting and dispositive power over 684,805 shares of Common Stock (which includes 684,166 shares of Common Stock held by a family limited partnership, warrants to purchase 226 shares of Common Stock held directly by Tactics II-CDI Series B Investors, LLC, warrants to purchase 211 shares of Common Stock held directly by Tactics II-CDI Series B Investors II, LLC and warrants to purchase 202 shares of Common Stock held directly by Tactics II-CDI Series B Investors III, LLC) and sole voting and dispositive power over 365,386 shares of Common Stock underlying exercisable stock options, the total of which represents approximately 6.5% of the outstanding shares of Common Stock.

As of January 21, 2014, as a result of the Distributions pursuant to the Distribution Plans, Tactics II Ventures Limited Partnership and Tactics II Stem Cell Ventures (QP) LP no longer hold any shares of Common Stock, and Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC each ceased to be beneficial owners of more than five percent of the shares of Common Stock on January 21, 2014.

Each of Mr. Robert J. Palay and Dr. Thomas M. Palay is:  (i) a manager of Tactics II General Partner LLC, which is the general partner of Tactics II Ventures Management Limited Partnership, which is the general partner of Tactics II Ventures Limited Partnership; (ii) a managing member of Tactics II Limited Liability Company; (iii) a manager of Tactics II SC General Partner LLC, which is the general partner of each of Tactics II Stem Cell Ventures (QP) LP and Tactics II Stem Cell Ventures LP; (iv) a manager of Tactics II-CDI Series B Manager, LLC, which is the manager of Tactics II-CDI Series B Investors, LLC; (v) a manager of Tactics II-CDI Series B Manager II, LLC, which is the manager of Tactics II-CDI Series B Investors II, LLC; and (vi) a manager of Tactics II-CDI Series B Manager III, LLC, which is the manager of Tactics II-CDI Series B Investors III, LLC.  In the foregoing such capacities, each of Mr. Robert J. Palay and Dr. Thomas M. Palay has, along with the other such reporting person, shared voting and dispositive power over the shares held by Tactics II Ventures Limited Partnership, Tactics II Limited Liability Company, Tactics II Stem Cell Ventures (QP) LP, Tactics II Stem Cell Ventures LP, Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC, respectively.

(c)

Item 3 above, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in Common Stock and other securities relating to Common Stock that were effected in the past 60 days by the Reporting Persons.

(d)

No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)

Not applicable.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Dated:  January 23, 2014

Tactics II Ventures Limited Partnership

By: Tactics II Ventures Management Limited
Partnership, its General Partner

By: Tactics II General Partner LLC, its General
Partner

By:  /s/ Thomas M. Palay

Name:  Thomas M. Palay

Title:  Manager

Tactics II Stem Cell Ventures (QP) LP

By: Tactics II SC General Partner LLC, its
General Partner

By:  /s/ Thomas M. Palay

Name:  Thomas M. Palay

Title:  Manager

Tactics II-CDI Series B Investors, LLC

By: Tactics II-CDI Series B Manager, LLC,
its Manager

By:  /s/ Thomas M. Palay

Name:  Thomas M. Palay

Title:  Manager

Tactics II-CDI Series B Investors II, LLC

By: Tactics II-CDI Series B Manager II, LLC,
its Manager

By:  /s/ Thomas M. Palay

Name:  Thomas M. Palay

Title:  Manager

Tactics II-CDI Series B Investors III, LLC

By: Tactics II-CDI Series B Manager III, LLC,
its Manager

By:  /s/ Thomas M. Palay

Name:  Thomas M. Palay

Title:  Manager

Robert J. Palay

By:      Robert J. Palay

Name:  Robert J. Palay

Thomas M. Palay

By:      Thomas M. Palay

Name:  Thomas M. Palay